Exhibit 2.1
                          AMENDED AND RESTATED
                    MANAGEMENT STOCKHOLDERS AGREEMENT

  This Amended and Restated Management Stockholders Agreement
(the "Agreement") is made as of November 15, 1996 by and among Gilbert Engineering Co., Inc., a Delaware corporation (the "Company"), Connector Holding Company, a Delaware corporation ("Connector"), and each of Robert
A. Spann,
Bruce B. Gullekson, Daniel H. Franklin and Robert D. Hayward (each a "Management Stockholder," collectively the "Management Stockholders" and, together with Connector, collectively referred to herein as the "Stockholders").

                                Recitals

1. The Stockholders own all of the issued and outstanding shares of the Company's Common Stock, $.01 par value (the "Common Stock");

2. Reference is made to a Management Stockholders Agreement dated December 23, 1992 (the "Stockholders Agreement") entered into by Gilbert Engineering Acquisition Co., Inc., Connector, Connector Acquisition Company, Oak Industries Inc. ("Oak"), and each of Tyler Capital Fund, L.P., Tyler Massachusetts, L.P., Tyler International, L.P. - II, BCIP Associates and BCIP Trust Associates, L.P., and each of Robert A. Spann, the Gullekson Family Trust dated December 27, 1989, Daniel H. Franklin and Robert D. Hayward;

3. Connector has agreed to purchase from the Management Stockholders the Management Shares (as defined herein), pursuant to the terms and conditions set forth herein; and

4. The parties believe that it is in the best interests of the Company and the Stockholders (i) to continue to provide for certain rights and obligations of the Stockholders with respect to the election of directors of the Company, (ii) to provide for the terms and conditions upon which Connector shall purchase certain shares of Common Stock held by the Management Stockholders, and (iii) to set forth their agreements on certain other matters.

                               Agreement

Now, therefore, the parties hereto hereby agree as follows:

1.  DEFINITIONS.

  1.1. "Accelerated Closing" shall mean a closing (a) pursuant to Connector's "call right" under Section 4.1 of this Agreement, or (b) held within thirty (30) days following the end of the Accounting Period, as defined in Section 4.2.2. of this Agreement.

  1.2. "EBITA" shall mean, with respect to any period, the net income of Connector and its subsidiaries before interest, income taxes and amortization, without duplication, calculated on a consolidated basis in accordance with generally accepted accounting principles excluding (a) any deductions relating to corporate allocations with respect to Connector and its subsidiaries, provided however, that direct charges for expenses (including, by way of example and not limitation, insurance and legal expenses) that are taken into account in determining operating income shall not be included in such corporate allocations, (b) any costs, expenses, losses, income or gains relating to unusual items, as may be agreed by the parties, (c) any deductions for minority interests in Connector's subsidiaries and (d) any deductions for management fees paid to Oak Industries Inc. and Bain Capital Inc. Attached as Exhibit A hereto is a calculation of EBITA for the four fiscal quarters ended September 28, 1996, which Exhibit A shall also serve as an example of the intended operation of the definition of EBITA for future EBITA calculations.

  1.3. "Management Majority Holders" shall mean, as of any date, the holders of a majority of the Management Shares outstanding on such date.

  1.4. "Management Shares" shall mean all shares of Common Stock originally issued to, or issued with respect to shares originally issued to, or held by, the Management Stockholders.

  1.5. "Person" shall mean any individual, partnership, corporation, company, association, trust, joint venture, unincorporated organization, entity or division, or any government, governmental department or agency or political subdivision thereof.

  1.6. "Purchase Price" shall mean, other than in the case of an Accelerated Closing, with respect to each Management Share, an amount equal to (a) the product of eight (8) times EBITA for the twelve (12) consecutive accounting months ending on the date of the last day of the Company's third fiscal accounting quarter immediately preceding the date on which the Management Share is to be purchased by Connector, and (b) dividing the foregoing product by the total number of shares of Common Stock issued and outstanding. In the event of an Accelerated Closing, Purchase Price shall mean, with respect to each Management Share, an amount equal to (i) the product of eight (8) times EBITA for the twelve
(12) consecutive accounting months immediately preceding the month in which the Management Share is to be purchased by Connector and (ii) dividing the foregoing product by the total number of shares of Common Stock issued and outstanding.

  1.7. "Shares" shall mean all Common Stock held by Connector and the Management Stockholders.

2.  VOTING AGREEMENT.

  2.1. Voting. Each holder of Shares hereby agrees to cast all votes to which such holder is entitled in respect of the Shares, whether at any annual or special meeting, by written consent or otherwise, as follows:

    2.1.1. Number of Directors. To fix the number of directors of the Company at six (6).

    2.1.2. Election of Directors. (i) To elect as directors of the Company five (5) persons, if any, who shall have been nominated by Connector in a written notice delivered to all of the holders of Shares (the "Connector Directors"), and (ii) to elect as a director of the Company one person, if any, who shall have been nominated by the Management Majority Holders in a written notice delivered to all of the holders of Shares (the "Management Director"). The Connector Directors and the Management Director shall agree upon the nature and frequency of any meetings of the Company's Board of Directors to be held.

  2.2. Successors. No Connector Director may be removed without the consent of Connector. No Management Director may be removed without the consent of the Management Majority Holders. In the event a director shall cease to serve for any reason, then, in the case of a Connector Director, Connector shall have the right to designate a successor, and in the case of the Management Director, the Management Majority Holders shall have the right to designate a successor. Each holder of Shares shall, upon receipt of a written notice identifying such designee, promptly take all action necessary to cause the appointment of such designee to the Company's Board of Directors pursuant to the Company's By-Laws and Certificate of Incorporation.

  2.3. The Company. The Company agrees not to give effect or permit any subsidiary to give effect to any action by any holder of Shares or any other Person which is in contravention of this Section 2.

  2.4. Period. The provisions of this Section 2 shall expire upon the earlier of (i) the tenth anniversary of the date of this Agreement, and
(ii) the date on which the Management Stockholders cease to own any Shares.

3.  TRANSFER RIGHTS.   No holder of Management Shares shall sell, pledge,
assign, encumber or otherwise transfer or dispose of any of such Shares to any other Person, whether directly, indirectly, by operation of law or otherwise; provided, however, that nothing herein shall prevent transfers by will or by the applicable laws of descent and distribution.



4.  CALL RIGHT; CLOSINGS WITH RESPECT TO MANAGEMENT SHARES.

  4.1. Right to "Call" Management Shares. If a Management Stockholder's employment with the Company is terminated "for cause" (as such term is defined in his Employment Agreement with the Company) (a "Call Event"), then Connector may, by notice to the Management Stockholder, or his estate, heirs, devisees, executor or representative (the "Stockholder's Estate"), as the case may be, delivered within thirty (30) days after the occurrence of the Call Event, elect to purchase from such Management Stockholder or such Stockholder's Estate, as the case may be, all of the Management Shares owned, and such Management Stockholder or such Stockholder's Estate, as the case may be, hereby agrees to sell to Connector such Management Shares, for an aggregate amount equal to the Purchase Price multiplied by the number of Management Shares being sold. If Connector does not purchase all of the Shares of such Management Stockholder, then such Management Stockholder's non-competition obligation contained in his Employment Agreement with the Company shall continue for a period of two years following the date upon which he ceases to, directly or indirectly, own or hold beneficially or of record any Shares.

  4.2.  Closings.

    4.2.1. First Closing. The closing (the "Closing") of the sale by each Management Stockholder to Connector of one half of Management Shares held by such Management Stockholder immediately prior to the Closing shall be held on or about November 15, 1996, at the principal office of Oak, or at such other time and location as the parties to such sale may mutually agree, and otherwise in accordance with the provisions of Subsections
4.2.4. and 4.2.5. hereof.

    4.2.2. Subsequent Closings. The closing (the "Second Closing") of the sale by each Management Stockholder to Connector of one half of the Management Shares held by such Management Stockholder immediately prior to the Second Closing shall be held on October 31, 1997, at the principal office of Oak, or at such other time and location as the parties to such sale may mutually agree, and otherwise in accordance with the provisions of Subsections 4.2.4. and 4.2.5. hereof; provided, however, that if at any time after September 30, 1996, EBITA exceeds an aggregate amount of $60 million during any period of twelve (12) consecutive accounting months (the "Accounting Period"), then within thirty (30) days immediately following the end of the Accounting Period, on such date as shall be determined by Connector, Connector shall purchase, and the Management Stockholders shall sell, pursuant to the provisions of Subsections 4.2.4. and 4.2.5. hereof, the remaining Management Shares held by them; and provided further that in the event that the Management Stockholders own any Management Shares on that date which is seven hundred and thirty (730) days after September 28, 1996, then Connector shall purchase on October 30, 1998, and the Management Stockholders shall sell, all Management Shares held by them pursuant to the provisions of Subsections 4.2.4. and
4.2.5. hereof.

    4.2.3. Closing Pursuant to Section 4.1. The closing of the sale of any Management Shares pursuant to Section 4.1 shall take place at the principal office of Oak on a date selected by Connector, which date shall be within thirty (30) days after the date of the Call Notice, or at such other time and location as the parties to such sale may mutually agree (the "Call Closing Date"). On the Call Closing Date, Connector shall purchase, and the Management Stockholder shall sell, all Management Shares held by him pursuant to the provisions of Subsections 4.2.4. and 4.2.5. hereof.

    4.2.4. Purchase Price; Representations and Warranties. At each closing pursuant to this Section 4.2, Connector shall pay to each Management Stockholder the aggregate Purchase Price for the Management Shares being sold by such Management Stockholder by wire transfer of immediately available funds, and each such Management Stockholder shall deliver to Connector the certificate or certificates representing the Management Shares being sold, duly endorsed for transfer, free and clear of any liens or encumbrances. The delivery of a certificate or certificates for Shares by any Management Stockholder to Connector at a closing of the purchase of Shares by Connector under this Agreement shall be deemed a representation and warranty by such selling Management Stockholder that: (a) he has full right, title and interest in and to such Shares; (b) he has all necessary power and authority and has taken all necessary action to sell such Shares as contemplated; and (c) such Shares are free and clear of any and all liens or encumbrances.

    4.2.5. Delivery of Certificates. If at a closing of a sale of Shares to Connector under this Agreement any Management Stockholder fails to deliver to Connector the certificate or certificates evidencing its shares, Connector may, at its option, in addition to all other remedies it may have, deposit the purchase price for such Shares with The First National Bank of Boston (or any other commercial bank approved by Connector and the Management Majority Holders), as escrow agent (the "Escrow Agent"), and thereupon the Company shall cancel on its books the certificate or certificates representing such Shares, and shall issue, in lieu thereof and in the name of Connector, a new certificate or certificates representing such Shares, and thereupon all of the Management Stockholder's rights in and to such Shares shall terminate. Thereafter, upon delivery to the Company by such Management Stockholder of the certificate or certificates evidencing such Shares (duly endorsed for transfer, with signature guaranteed, and free and clear of any liens of encumbrances), the Company shall instruct the Escrow Agent to deliver the purchase price (with any interest from the date of deposit of such funds with the Escrow Agent to the date of delivery of such stock certificates to accrue to such Management Stockholder) to such Management Stockholder.

    4.2.6. Post Closing Adjustments. Connector shall prepare and deliver to the Management Stockholders, within one hundred twenty (120) days after the end of each fiscal year in which a closing pursuant to this Section
4.2 occurs, a post closing statement (the "Post Closing Statement"). The Post Closing Statement shall set forth, for the fiscal year in which such closing occurred, calculations relating to (a) any normal, year-end adjustments and (b) any additional adjustments in connection with the annual audit conducted by the Company's independent certified public accountants (together, the "Post Closing Adjustments"), which would, after giving effect to such adjustments, result in an EBITA (the "Adjusted EBITA") that differs from the EBITA on which the Purchase Price for the Management Shares was originally based (the "Closing EBITA") by more than
Five Hundred Thousand Dollars ($500,000) (the "Threshold Amount").   For
the purposes of this Section, the Post Closing Adjustments shall be applied to all four fiscal quarters used in the EBITA calculation, regardless of whether a fiscal quarter falls in a different fiscal year.

    With respect to an Accelerated Closing, Connector shall have the option of following the procedure set forth above, or, in the alternative, engaging the Company's independent certified public accountants to conduct an audit of the Company's financial statements for the twelve (12) consecutive accounting months for which the Closing EBITA was determined. If the findings of such audit would result in an EBITA (also referred to herein as the "Adjusted EBITA") that differs from the Closing EBITA by more than the Threshold Amount, then Connector shall deliver to the Management Stockholders a Post Closing Statement describing such findings. Should the Adjusted EBITA differ from the Closing EBITA by more than Five Hundred Thousand Dollars ($500,000), then the cost of the audit by the Company's independent certified public accounts shall be borne equally among the Management Stockholders who sold Shares in the Accelerated Closing; provided, however, that the costs of an audit shall be borne by the Management Stockholder only with respect to an Accelerated Closing.

    Should the Adjusted EBITA differ from the Closing EBITA by more than the Threshold Amount, either in connection with a scheduled closing under this Section 4.2, or in the case of an Accelerated Closing, the Adjusted EBITA shall be used to calculate a new Purchase Price (the "Adjusted Purchase Price"), which calculations shall also be set forth on the Post Closing Statement. If the Adjusted EBITA is lower than the Closing EBITA by more than the Threshold Amount, then each Management Stockholder who sold Management Shares shall pay to Connector an amount equal to (i) the difference between the Purchase Price and the Adjusted Purchase Price (ii) multiplied by the number of Management Shares sold by such Management Stockholder to Connector. If the Adjusted EBITA is higher than the Closing EBITA by more than the Threshold Amount, then Connector shall pay to each Management Stockholder who sold Management Shares an amount equal to (A) the difference between the Adjusted Purchase Price and the Purchase Price (B) multiplied by the number of Management Shares sold by such Management Stockholder to Connector.

    If it is shown, in any Post Closing Statement delivered subsequent to the first Post Closing Statement delivered hereunder, that the relevant Post Closing Adjustments would have an impact on the EBITA or Adjusted EBITA used with respect to a prior closing under this Section 4.2, then such Post Closing Statement shall set forth revised calculations with respect to such EBITA or Adjusted EBITA (the "Revised EBITA") and Purchase Price or Adjusted Purchase Price (the "Revised Purchase Price"), as the case may be. If a Revised EBITA is lower than the applicable Adjusted or Closing EBITA, as the case may be, by more than the Threshold Amount, then each Management Stockholder who sold Management Shares shall pay to Connector an amount equal to (1) the difference between the Adjusted Purchase Price or the Purchase Price, as the case may be, and the Revised Purchase Price (2) multiplied by the number of Management Shares sold by such Management Stockholder to Connector. If a Revised EBITA is higher than the applicable Adjusted or Closing EBITA, as the case may be, by more than the Threshold Amount, then Connector shall pay to each Management Stockholder who sold Management Shares an amount equal to (aa) the difference between the Revised Purchase Price and the Adjusted Purchase Price or the Purchase Price, as the case may be, (bb) multiplied by the number of Management Shares sold by such Management Stockholder to Connector.

    The Management Stockholders shall deliver any objections to any Post Closing Statement to Connector within five (5) business days of receipt. Any disputes regarding the Post Closing Statement not resolved by the parties within thirty (30) calendar days after the receipt by Connector of any objections of the Management Stockholders shall be resolved by a "big six" accounting firm mutually acceptable to the parties. The determination of any accounting firm so selected shall be conclusive and binding. The fees and expenses of such accounting firm acting under this Agreement shall be shared equally among Connector and the Management Stockholders. Upon the agreement or final determination by an accounting firm pursuant to the provisions of this Section, Connector shall make appropriate payments, or the Management Stockholders shall make appropriate refunds, within five (5) business days after such agreement or final determination.

5. INFORMATION. The Company will, and will cause each of its subsidiaries, to comply with such of the following provisions as are applicable to it:

  5.1. Annual Statements. The Company will furnish to each Management Stockholder, for as long as such Management Stockholder owns any of the Management Shares, as soon as available, and in any event within one hundred twenty (120) days after the end of each fiscal year, the following financial information about the Company and its subsidiaries:
consolidated and consolidating balance sheets as at the end of such fiscal year and the consolidated and consolidating statements of income, cash flows and changes in stockholders' equity for such fiscal year, setting forth in each case comparisons to the budget for such fiscal year and the figures for the next preceding fiscal year and accompanied by the audit report (which audit report need not cover consolidating statements or comparisons to budget ) of the Company's independent certified public accountants.

  5.2. Quarterly Reports. The Company will furnish to each Management Stockholder, for as long as such Management Stockholder owns any of the Management Shares, as soon as available, and in any event within forty five (45) days after the end of each fiscal quarter in each fiscal year the unaudited consolidated and consolidating balance sheets of the Company and its subsidiaries as at the end of such period and the consolidated and consolidating statements of income, cash flows and changes in stockholders' equity for such period and the portion of the fiscal year then ended, setting forth in each case comparisons to the budget of such period and to the corresponding period of the previous fiscal year, all in reasonable detail.

6. DIVIDENDS; BORROWINGS. With respect to any fiscal quarter when the Management Stockholders own Management Shares (a "Dividend Period"), the Company's Board of Directors shall determine whether net cash flow at the Company exceeds the expected needs of the Company's business during the next Dividend Period. If it does, the Company's Board of Directors shall declare a dividend to the holders of Shares, and shall pay to each such holder a dividend amount for each Share calculated by dividing the total amount of the dividend declared by the total number of Shares. Dividends shall be paid out of funds legally available therefor. It is understood and agreed that the term "dividends" as used in this Section shall not include any payments under the Tax-Sharing Agreement dated December 23, 1992 among Oak, Connector and the Company, expenses of shareholders and directors and loan repayments. Oak shall be permitted to borrow money from the Company, provided, however, that such borrowings shall not be permitted if in the determination of the Company's Board of Directors they would impair the ability of the Company to pay dividends pursuant to this
Section 6.

7. REMEDIES. Each holder of Shares shall have all remedies available at law, in equity or otherwise in the event of any breach or violation of this Agreement or any default hereunder. The parties acknowledge and agree that in the event of any breach of this Agreement, in addition to any other remedies which may be available, each of the parties hereto shall be entitled to specific performance of the obligations of the other parties hereto and, in addition, to such appropriate injunctive relief as may be granted by a court of competent jurisdiction.

8. LEGENDS. Each certificate representing Shares shall have the following legend endorsed conspicuously thereupon:

  The shares of stock represented by this certificate have not been
registered under the   Securities Act of 1933, as amended, and may not
be sold, assigned, pledged or   otherwise transferred in the absence of
an effective registration statement under said   Act covering the
transfer or an opinion of counsel satisfactory to the issuer that registration under said Act is not required.

  The voting of the shares of stock represented by this certificate, and
the sale,   encumbrance or other disposition thereof, are subject to the
provisions of an   Amended and Restated Management Stockholders Agreement
to which the issuer and   certain of its stockholders are party, a copy of
which may be inspected at the principal   office of the issuer or obtained
from the issuer without charge.

  Any person who acquires Shares that are not subject to all or part of the terms of this Agreement shall have the right to have such legend (or the applicable portion thereof) removed from certificates representing such Shares.

9.  AMENDMENT, TERMINATIONS, ETC.

  9.1. Oral Modifications. This Agreement may not be orally amended, modified, extended or terminated, nor shall any oral waiver of any of its terms be effective.

  9.2. Written Modifications. This Agreement may be amended, modified, extended or terminated, and the provisions hereof may be waived, by an agreement signed in writing by the party or parties against whom the same may be asserted.

  9.3. Termination. Notwithstanding any provision of this Agreement to the contrary, all obligations hereunder of the Company or of Connector to any Management Stockholder (and this Agreement, as with respect to such Management Stockholder), shall terminate as of and from the date of payment in full of all Management Shares held by such Management Stockholder.

  9.4. Stockholders Agreement. Upon the execution of this Agreement, the Stockholders Agreement shall be terminated in its entirety, and of no further force and effect.

10.  MISCELLANEOUS.

  10.1. Authority; Effect. Each party hereto represents and warrants to and agrees with each other party that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized on behalf of such party and do not violate any agreement or other instrument applicable to such party or by which its assets are bound. This Agreement does not, and shall not be construed to, give rise to the creation of a partnership among any of the parties hereto, or to constitute any of such parties members of a joint venture or other association.

  10.2. Notices. Notices and other communications provided for in this Agreement shall be in writing and shall be effective (i) when one day shall have elapsed (exclusive of Saturdays, Sundays and banking holidays in the City of Boston) from their deposit for overnight delivery with Federal Express or other bonded courier, addressed to the party or parties sought to be charged with notice of the same at the respective addresses set forth or referred to below, subject to written notice of change of address given by any party to each other party, or (ii) if earlier, upon receipt.

   If to Connector, to it at:
        c/o Oak Industries Inc.
        1000 Winter Street
        Waltham, Massachusetts  02154
        Attention:  William S. Antle III

        with a copy to:

        c/o Oak Industries Inc.
        1000 Winter Street
        Waltham, Massachusetts  02154
        Attention:  General Counsel

   If to the Company, to it at:

        c/o Oak Industries Inc.
        1000 Winter Street
        Waltham, Massachusetts  02154
        Attention:  William S. Antle III

        with a copy to:

        c/o Oak Industries Inc.
        1000 Winter Street
        Waltham, Massachusetts  02154
        Attention:  General Counsel

   If to a Management Stockholder, to him at the address set forth by such Management Stockholder's signature hereto,

        with a copy to:

        Quarles & Brady
        One East Camelback Road
        Suite 400
        Phoenix, Arizona  85012-1659
        Attention:  P. Robert Moya, Esq.

  10.3. Binding Effect, etc. This Agreement constitutes the entire agreement of the parties with respect to its subject matter, supersedes all prior or contemporaneous oral or written agreements or discussions with respect to such subject matter, and shall be binding upon and inure to the benefit of the parties hereto and their respective Stockholders Estate, successors and assigns, as the case may be.

  10.4. Gender and Number. With respect to words used in this Agreement, the singular form shall include the plural form, the neuter gender shall include the feminine or masculine gender, and vice versa, as the context requires.

  10.5. Descriptive Headings. The descriptive headings of this Agreement are for convenience of reference only, are not to be considered a part hereof and shall not be construed to define or limit any of the terms or provisions hereof.

  10.6. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one instrument.

  10.7. Severability. If in any judicial proceedings a court shall refuse to enforce any provision of this Agreement, then such unenforceable provision shall be deemed eliminated from this Agreement for the purpose of such proceedings to the extent necessary to permit the remaining provisions to be enforced. To the full extent, however, that the provisions of any applicable law may be waived, they are hereby waived to the end that this Agreement be deemed to be valid and binding agreement enforceable in accordance with its terms, and in the event that any provision hereof shall be found to be invalid or unenforceable, such provision shall be construed by limiting it so as to be valid and enforceable to the maximum extent consistent with and possible under applicable law.

  10.8. Governing Law. This Agreement shall be construed under and its validity determined by the domestic substantive laws of The Commonwealth of Massachusetts without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.





  IN WITNESS WHEREOF, the undersigned have duly executed this Agreement under seal as of the day and year first above written.

GILBERT ENGINEERING CO., INC.              CONNECTOR HOLDING COMPANY

By: /s/ Thomas F. Sheehan                  By: /s/ Thomas F. Sheehan
       Thomas F. Sheehan                       Thomas F. Sheehan
       Vice President                          Vice President

                                           Address:

                                           P.O. Box 11099
/s/ Robert A. Spann                        Phoenix, AZ  85061
Robert A. Spann


                                           6536 N. 40th Place
/s/ Bruce B. Gullekson                     Paradise Valley, AZ  85253
Bruce B. Gullekson


                                           P.O. Box 23008
/s/ Daniel H. Franklin                     Phoenix, AZ  85063
Daniel H. Franklin


                                           15227 N. 15th Drive
/s/ Robert D. Hayward                      Phoenix, AZ  85023
Robert D. Hayward